TOP KINGWIN LTD

February 10, 2023

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Top KingWin Ltd

Registration Statement on Form F-1

Filed January 18, 2023

File No. 333-269290

Dear Ms. Beysolow:

This letter is provided to supplement comment #2 in the response letter dated February 8, 2023, in response to the letter dated January 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Top KingWin Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered it accordingly.

Form F-1 filed January 18, 2023

Dilution, page 68

2.	Please revise your disclosure to specifically state the dollar value of the adjusted net tangible book value and the pro forma adjusted net tangible book value. Please include in your response the exact calculation of both of these items, including balance sheet line items and actual dollar value of each line items.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on February 9, 2022. The Company’s adjusted net tangible book value as of September 30, 2022 was $1,912,645, and its pro forma as adjusted net tangible book value was $13,852,285 (or $15,715,285 if the underwriters’ over-allotment option is exercised in full).

The detailed calculation is as follows:

	Offering without Over-allotment Option	Offering with Full Exercise of Over-allotment Option
Assumed initial public offering price per Class A Ordinary Share	$4.50	$4.50
Adjusted net tangible book value per Class A Ordinary Share as of September 30, 2022	$0.23	$0.23
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing Class A Ordinary Shares in this offering	$1.01	$1.12
Pro forma as adjusted net tangible book value per ordinary share after this offering	$1.24	$1.35
Dilution per Class A Ordinary Share to new investors in this offering	$3.26	$3.15

Per balance sheet as of September 30, 2022
Total assets	4,744,641
Intangible assets	30,418
Deferred offering costs	439,640
Total liabilities	2,361,938
Adjusted Net tangible book value as of September 30, 2022	1,912,645
Number of Ordinary Shares issued	8,213,040
Adjusted net tangible book value per Class A Ordinary Share as of September 30, 2022	0.23

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

February 10, 2023

	Offering without Over-allotment Option	Offering with Full Exercise of Over-allotment Option
Class A shares to be offered in IPO	3,000,000	3,450,000
Assumed initial public offering price per ordinary share	4.50	4.50
Proceeds of IPO	13,500,000	15,525,000
Net tangible book value per Class A Ordinary Share after offering	15,412,645	17,437,645
Underwriting discounts (7%)	945,000	1,086,750
Underwriter non-accountable expense allowance (1%)	135,000	155,250
Accountable expense to underwriter	200,000	200,000
Estimated other offering expenses	280,360	280,360
Pro forma as adjusted net tangible book value	13,852,285	15,715,285
Number of shares after offering	11,213,040	11,663,040
Pro forma as adjusted net tangible book value per Class A Ordinary Share after this offering	1.24	1.35

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

cc:	Anna Jinhua Wang, Esq. Robinson & Cole LLP